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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K attaches a press release of Luxottica Group S.p.A. ("Luxottica Group") dated May 4, 2005, relating to Luxottica Group's proposed cash dividend for fiscal year 2004. Certain statements in such press release may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group's managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date of such press release and Luxottica Group does not assume any obligation to update them.

Set forth below is the text of a press release issued on May 4, 2005.

Luxottica Group's Proposed Cash Dividend for Fiscal Year 2004 up 9.5% to Euro 0.23

        Milan, Italy, May 4, 2005—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that its Board of Directors will propose to shareholders at the upcoming Shareholders' Meeting a 9.5 percent increase in the cash dividend to be paid for fiscal year 2004 to €0.23 per ordinary share, or €0.23 per American Depositary Share (ADS) (one ADS represents one ordinary share). For fiscal year 2003, shareholders approved the payment of a cash dividend of €0.21. The proposed dividend payout for fiscal year 2004 is unchanged year-over-year, reflecting the growth in consolidated net income.

        The Board of Directors has also scheduled the Company's Shareholders' Meeting for June 15, 2005, on first call, and for June 16, on second call.

        At the meeting, the Board of Directors will submit to shareholders for approval, in accordance with Italian Law, Luxottica Group's Italian GAAP statutory financial statements for fiscal year 2004. Italian Law does not require the approval by shareholders of the Company's Italian GAAP consolidated financial statements. As announced on February 15, 2005, Luxottica Group posted, in accordance with U.S. GAAP, the following results for fiscal year 2004:

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  Consolidated net sales of €3,223.9 million;

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  Consolidated operating income of €492.8 million;

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  Net income of €286.9 million.

        If approved, the cash dividend will be paid to holders of record of ordinary shares as of June 17, and to holders of record of ADRs as of June 22. The ex-dividend date for both holders of ordinary shares and ADRs will be June 20, 2005. Luxottica Group will make the dividend payable in Euro to holders of ordinary shares on June 23, 2005. The Bank of New York, depositary of Luxottica Group's ordinary shares represented by ADRs, will make the dividend payable in U.S. Dollars to ADR holders on June 30, 2005, at the Euro/U.S. Dollar exchange rate of June 23, 2005. In addition, Luxottica Group indicated that information regarding the tax regime applicable to the payment of its dividends will be available on the Group's website at www.luxottica.com.

        As a result of the introduction of International Financial Reporting Standards (IFRS), Italian securities regulation requires companies with traded financial instruments to update the financial community on the status of their transition from Italian Generally Accepted Accounting Principles (Italian GAAP) to IFRS. As a reminder, Luxottica Group's financial communication is and will continue to be made in accordance with US GAAP. As a result, the introduction of the IFRS will thus have no impact on Luxottica Group's financial communication.

        According to IFRS 1, First Adoption of International Financial Reporting Standards, Luxottica Group is required to prepare financial statements as of January 1, 2004, that: (i) Recognize only all the assets and liabilities defined as such by the new accounting standards; (ii) Classify and evaluate assets and liabilities with the value that would have been determinated if the new accounting standards had been applied from the initial recognition (retrospective application); (iii) Reclassify items in accordance with IFRS.

        Luxottica Group's financial statements for fiscal year 2004, which will be presented for approval at the Group's Shareholders' Meeting in June of this year, will show the reconciliation between the previous and the new accounting standards, in particular: (i) Reconciliation of net equity at January 1, 2004, and December 31, 2004; (ii) Reconciliation of results of operations for fiscal year 2004.

        The most significant impact on Luxottica Group's financial statements for the first application of IFRS are: (i) Past business combination will be re-opened and goodwill and intangible assets will be newly evaluated (ii) The provision according to which goodwill cannot be amortized and recoverability is tested at least annually (iii) the employees stock option plans accounting through profit and loss (iv) The use of actuarial techniques for the evaluation of employees post employment benefits; (v) Treasury shares accounted for as a reduction of equity.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Australia and Poland; one 75%-owned subsidiary in Israel; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore; one 49%-owned subsidiary in the United Arab Emirates; and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ's Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003, the Group acquired control of OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal year 2004, Luxottica Group posted net sales and net income of €3,223.9 million and €286.9 million, respectively. Additional information on the company is available on the web at www.luxottica.com.

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Contacts

Luxottica Group S.p.A.
Luca Biondolillo, Head of Communications
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Manager, Investor Relations
Email: AlessandraSenici@Luxottica.com

Tel.: +39 (02) 8633-4062

In the U.S., agency contact:
 Breakstone & Ruth International
Alexander Fudukidis
E-mail: Afudukidis@breakstoneruth.com

Tel.: +1 (646) 536-7012

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        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ Enrico Cavatorta
DATE: May 4, 2005	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

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